Exhibit 11.1

CONSENT

We hereby consent to the inclusion in this Form 1-K of our report dated May 20, 2025 with respect to the balance sheets of Gin & Luck, Inc. as of December 31, 2024 and the related statements of operations, stockholders’ equity/deficit and cash flows for the year ended December 31, 2024 and the related notes to the financial statements, which report appears in the 1K form.

SetApart Accountancy Corp

May 22, 2025

Los Angeles, California